NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Meeting") of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montreal, Québec, Canada, on Thursday, February 12, 2009 at 11:00 a.m., local time, for the purposes of:

(i) receiving the consolidated financial statements of the Corporation for the financial year ended October 5, 2008, together with the auditors’ report thereon;

(ii) electing seven (7) directors for the ensuing year;

(iii) appointing auditors for the ensuing year; and

(iv) transacting such other business as may properly come before the Meeting.

Dated at Montréal, Québec, Canada, December 16, 2008.

By order of the Board of Directors,

By order of the Board of Directors,

Lindsay Matthews Director, Legal Services and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR
Table of Contents

SECTION 1 – VOTING AND PROXIES		1	SECTION 4 – OTHER INFORMATION		31
1.1	Solicitation of Proxies	1	4.1	Indebtedness of Directors and Executive Officers	31
1.2	Appointment of Proxy	1	4.2	Statement of Corporate Governance Practices	31
1.3	Revocation of Proxy	1	4.3	Directors’ and Officers’ Liability Insurance	31
1.4	Exercise of Discretion by Proxies	1	4.4	Additional Information	31
1.5	Voting Shares and Principal Holders Thereof	2	4.5	Shareholder Proposals for 2010 Annual Meeting	32
1.6	Non-Registered Shareholders	2	4.6	Approval of Management Proxy Circular	32
SECTION 2 – BUSINESS OF THE MEETING		3
2.1	Election of Directors	3	SCHEDULE "A" Statement of Corporate Governance Practices		33
2.2	Appointment of Auditors	8	SCHEDULE "B" Mandate of the Board of Directors		47
SECTION 3 – DISCLOSURE OF COMPENSATION		9	SCHEDULE "C" Mandate of the Audit and Finance Committee		50
3.1	Remuneration of Directors	9	SCHEDULE "D" Equity Incentive Plan		55
3.2	Compensation of Executive Officers	12

Except as otherwise indicated, the information contained herein is given as of December 16, 2008. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol "$" refers to the Canadian dollar, unless otherwise indicated.

SECTION 1 – VOTING AND PROXIES

1.1

Solicitation of Proxies

This management proxy circular (the "Circular") is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the "Corporation" or " Gildan") of proxies to be used at the annual meeting of shareholders of the Corporation to be held on Thursday, February 12, 2009 (the "Meeting"), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the "Notice of Meeting"), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

1.2

Appointment of Proxy

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

1.3

Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, Tour KPMG, 600 de Maisonneuve boulevard West, 33rd floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

1.4

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the "Board of Directors" or the "Board") as directors, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

1.5

Voting Shares and Principal Holders Thereof

As of December 16, 2008, there were 120,627,696 common shares of the Corporation (the "Common Shares") issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 16, 2008, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the "Record Date"), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 16, 2008, there was an aggregate of 120,627,696 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., which, together with its affiliates, owns approximately 20,000,000 Common Shares, representing approximately 16.6% of the voting rights attached to all Common Shares.

1.6

Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an "Intermediary"), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to NonRegistered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose. Non-Registered Holders will either:

(a)

Typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number, or

(b)

Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

SECTION 2 – BUSINESS OF THE MEETING

2.1

Election of Directors

The articles of the Corporation provide that the Board of Directors shall consist of not less than five (5) and not more than ten (10) directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one (1) year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

2.1.1

Nomination Process

The process to nominate the Corporation’s directors, including the Board skills matrix, is described under item 6(a) of the Statement of Corporate Governance Practices in Schedule "A" to this Circular. The Board has also adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, directors who reach the age of 72 will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the subsequent annual meeting of shareholders.

2.1.2

Nominees

The following charts provide information on the nominees proposed for election to the Board of Directors of the Corporation. Included in these charts is information relating to the directors' committee memberships,  meeting attendance, principal directorships with other organizations and equity ownership in the Corporation. The Board has fixed at seven (7) the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. In addition, the Corporation has adopted a majority voting policy as described in Section 2.1.5 below.

ROBERT M. BAYLIS
Born in 1938 Darien, Connecticut, United States Director since February 1999 Independent (1)

Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company (life insurance provider), Host Hotels & Resorts Inc. (luxury hotels and resorts) and PartnerRe Ltd. (multi-line reinsurance provider). He is also a trustee of the Rubin Museum of Art in New York City, a trustee of the Woods Hole Oceanographic Institution, an overseer of the University of Pennsylvania Museum, and a member of the Advisory Council of the Economics Department of Princeton University. He was formerly a director of Covance Inc. (drug development), Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

Board/Committee Membership:	Attendance (2)			Principal Board Memberships
Chairman of the Board of Directors (3)	10/10	100%	-	PartnerRe Ltd. – Multi-line reinsurance provider (13)
Chairman of the Corporate Governance Committee	4/4	100%	-	New York Life Insurance Company – Life insurance provider
Member of the Compensation and Human Resources Committee	4/4	100%	-	Host Hotels & Resorts Inc – Luxury hotels and resorts (13)
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	80,000	2,511.26	82,511.26	$957,131	US$150,000	Yes
Dec. 10, 2007	80,000	1,354.13	81,354.13	$3,227,318
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Dec. 6, 2001	8,620		$5.395	8,620	$155,634
Dec. 6, 2000	3,680		$6.3125	3,680	$63,066
May 10, 2000	7,472		$6.225	7,472	$128,705
May 3, 1999	23,528		$2.4375	23,528	$494,382
Net Change in Equity Ownership (15)
	Common Shares		DSUs	Options
	—		1,157.13	—

WILLIAM D. ANDERSON
Born in 1949 Toronto, Ontario, Canada Director since May 2006 Independent (1)

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing firm) and MDS Inc. (global life sciences company). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.(14)

Board/Committee Membership	Attendance (2)			Principal Board Memberships
Board of Directors	10/10	100%	-	TransAlta Corporation – Power generation and energy marketing firm (13)
Member of the Audit and Finance Committee	4/4	100%	-	MDS Inc. – Global life sciences company (13)
Member of the Compensation and Human Resources Committee	4/4	100%
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	8,000	2,418.06	10,418.06	$120,849	US$150,000	No(16)
Dec. 10, 2007	8,000	1,260.93	9,260.93	$367,381
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15)
	Common Shares		DSUs	Options
	—		1,157.13	—

GLENN J. CHAMANDY
Born in 1961 Montreal, Québec, Canada Director since May 1984 Not Independent (Management)	Mr. Chamandy is one of the founders of the Corporation and has devoted his entire career to building the Corporation into an industry leader.
Board/Committee Membership	Attendance (2)		Principal Board Memberships
Board of Directors	10/10 (11)	100%	- None
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	7,452,800 (12)	Nil	7,452,800 (12)	$86,452,480	$3,687,000	Yes
Dec. 10, 2007	7,452,800	Nil	7,452,800	$295,652,576
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Oct. 6, 2008	22,505		$23.49	22,505	$0
Oct 1, 2007	15,046		$39.39	15,046	$0
Oct. 2, 2006	21,700		$27.17	21,700	$0
Net Change in Equity Ownership (15)
	Common Shares		DSUs	Options
	7,452,800		-	22,505

SHEILA O'BRIEN
Born in 1947 Calgary, Alberta, Canada Director since June 2005 Independent (1)

 Sheila O’Brien, CM is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Ms. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (Toronto-based biotechnology accelerator), Advantage Energy Income Fund (oil and gas royalty trust) and, Skye Resources Inc. (nickel mining company), which merged with Hudbay Minerals in August 2008. In addition to her corporate career, she has acted as special advisor to the president at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership	Attendance (2)			Principal Board Memberships
Board of Directors	9/10	90%	-	Skye Resources Inc. – Nickel mining company (13)
Member of the Compensation and Human Resources Committee	3/4	75%	-	Advantage Energy Income Fund – Oil and gas royalty trust (13)
Member of the Corporate Governance Committee	3/4	75%	-	MaRS – Biotechnology accelerator
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	6,400	5,777.70	12,177.70	$141,261	US$150,000	No(16)
Dec. 10, 2007	6,400	3,673.43	10,073.43	$399,613
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		2,104.27	—

PIERRE ROBITAILLE
Born in 1943 St-Lambert, Québec, Canada Director since February 2003 Independent (1)

Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice- President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the boards of directors of Nav Canada (civil air navigation services provider), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (reinsurance companies). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montreal and McGill Business School.

Board/Committee Membership	Attendance (2)			Principal Board Memberships
Board of Directors	10/10	100%	-	Nav Canada – Civil air navigation services provider (13)
Chairman of the Audit and Finance Committee	4/4	100%	-	Swiss Re Company of Canada – Property and casualty reinsurance company
Member of the Corporate Governance Committee	4/4	100%	-	Swiss Re Life and Health Co. Canada – Life and health reinsurance company
			-	National Public Relations Capital Partnership Inc.- National public relations consulting firm
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	20,000	2,616.25	22,616.25	$262,349	US$150,000	Yes
Dec. 10, 2007	20,000	1,354.13	21,354.13	$847,118
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15)
	Common Shares		DSUs	Options
	—		1,262.12	—

RICHARD P. STRUBEL
Born in 1939 Chicago, Illinois, United States Director since February 1999 Independent (1)

Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co. and Goldman Sachs Hedge Fund Partners, and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. Mr. Strubel was educated at Williams College and Harvard Business School.

Board/Committee Membership	Attendance (2)			Principal Board Memberships
Board of Directors	10/10	100%	-	Mutual Funds of Goldman Sachs & Co. – Mutual funds
Chairman of the Compensation and Human Resources Committee	4/4	100%	-	Goldman Sachs Hedge Fund Partners – Hedge funds
Member of the Audit and Finance Committee	4/4	100%	-	Mutual Funds of Northern Trust – Mutual funds
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	24,000	2,511.26	26,511.26	$307,531	US$150,000	Yes
Dec. 10, 2007	24,000	1,354.13	25,354.13	$1,005,798
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Dec. 6, 2001	9,176		$5.395	9,176	$165,673
Dec. 6, 2000	3,920		$6.3125	3,920	$67,179
May 10, 2000	7,952		$6.225	7,952	$136,973
May 3, 1999	23,528		$2.4375	23,528	$494,382
Net Change in Equity Ownership (15)
	Common Shares		DSUs	Options
	—		1,157.13	—

GONZALO F. VALDES-FAULI
Born in 1946 Key Biscayne, Florida, United States Director since October 2004 Independent (1)

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), where he is Lead Chairman. Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Board/Committee Membership	Attendance (2)			Principal Board Memberships
Board of Directors	10/10	100%	-	Blue Cross Shield of Florida – Health insurance provider
Member of the Audit and Finance Committee	4/4	100%	-	BroadSpan Capital LLC – Investment banking firm
Member of the Corporate Governance Committee	4/4	100%
Securities Held
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 16, 2008	26,420	3,664.16	30,084.16	$348,976	US$150,000	Yes
Dec. 10, 2007	26,420	2,507.03	28,927.03	$1,147,535
Options Held (8)
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15)
	Common Shares		DSUs	Options
	—		1,157.13	—

(1)

"Independent" refers to the standards of independence established under Section 303A(2) of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)

In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings. Directors are not paid additional fees for such attendance.

(3)

Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.

(4)

"Common Shares" refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as at December 16, 2008 and December 10, 2007, respectively.

(5)

"DSUs" refers to the number of deferred share units held by the director as at December 16, 2008 and December 10, 2007, respectively.

(6)

"Total Market Value of Common Shares and DSUs" is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on each of December 16, 2008 ($11.60) and December 10, 2007 ($39.67) respectively, by the number of Common Shares and deferred share units held as at December 16, 2008 and December 10, 2007

(7)

See Section 3.1.2 entitled "Director Share Ownership Policy". For Mr. Chamandy’s minimum requirement as President and Chief Executive Officer, see Section 3.2.4.1 entitled "Shareholding Requirement for the Chief Executive Officer".

(8)

Since December 2001, no options have been granted to non-employee directors. See Section 2.1.3 entitled "Stock Options to Directors Discontinued in 2001".

(9)

"Exercise Price" is the closing price of the Common Shares on the TSX the day prior to the grant date.

(10)

"Value of Options Unexercised" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on October 3, 2008 ($23.45) and the exercise price of the options, multiplied by the number of unexercised options held on October 3, 2008.

(11)

Mr. Glenn J. Chamandy is not a member of the Board committees. He attends committee meetings at the invitation of the committee chairs.

(12)

Of the Common Shares, 7,396,800 are registered in the name of 7049960 Canada Inc.

(13)

Publicly-traded company.

(14)

After having been advised that Mr. William D. Anderson is simultaneously serving on the audit committees of two public companies, the Board determined that such simultaneous service did not impair his ability to effectively serve on the Audit and Finance Committee of the Board.

(15)

"Net Change in Equity Ownership" refers to the change in ownership of Common Shares, deferred share units and options from December 10, 2007 to December 16, 2008.

(16)

Mr. William D. Anderson and Mrs. Sheila O’Brien are in compliance with the Director Share Ownership Policy as pursuant to the policy, each Outside Director has a period of five (5) years to meet the minimum shareholding requirement. Both Mr. Anderson and Mrs. O’Brien increased their total holdings in Common Shares and DSUs of the Corporation over the last fiscal year and both had met the minimum shareholding requirement based on the Corporation’s share price at the date of the 2007 Management Proxy Circular (i.e. December 10, 2007).

2.1.3

Stock Options to Directors Discontinued in 2001

Since December 2001, as a matter of corporate policy, the Board discontinued all grants of options to nonemployee directors. From 1998 to 2001, under the Corporation’s stock option plan then in effect, Common Share option grants were made to non-employee directors as a part of their compensation. In May 2006, the Board of Directors formally amended the Corporation’s Long-Term Incentive Plan to exclude non-employee directors as eligible participants.

2.1.4

 No Common Directorships

As of December 16, 2008, no members of the Board of Directors served together on the boards of other public companies.

2.1.5

Majority Voting Policy

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety (90) days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

2.2

Appointment of Auditors

KPMG LLP ("KPMG"), chartered accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2008, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit-related and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were $1,237,028 for fiscal 2008 and $1,214,402 for fiscal 2007. The audit fees include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $166,400 for fiscal 2008 and $112,800 for fiscal 2007. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were $484,817 for fiscal 2008 and $935,066 for fiscal 2007. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2008 and fiscal 2007.

All fees paid and payable by the Corporation to KPMG in fiscal 2008 were pre-approved by the Corporation's Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

SECTION 3 – DISCLOSURE OF COMPENSATION

3.1

Remuneration of Directors

The Corporation’s director compensation program is designed to (i) attract and retain the most qualified people to serve on the Corporation’s Board of Directors and its committees, (ii) align the interests of the directors with the interests of the Corporation’s shareholders, and; (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director.

In that regard, in fiscal 2008, the Compensation and Human Resources Committee retained Mercer (Canada) Inc. ("Mercer") to review the compensation of non-employee directors. The Corporation’s director compensation structure was benchmarked against market compensation data gathered from North American organizations of comparable size, as well as the broader market (i.e., U.S. Mid-size 150 and S&P/TSX).

Based on the results of the benchmarking study, and taking into consideration that the structure of director compensation in the market has undergone considerable change amid the growing demands and risks of serving as a steward in today’s complex business and governance environment, the Corporate Governance Committee recommended, and the Board of Directors approved, an adjustment to non-employee director compensation to market competitive levels, effective April 1, 2008. The Board of Directors also determined that a portion of the retainers are to be paid in deferred share units, irrespective of whether a director’s minimum share ownership requirements have been met (see Section 3.1.2 below).

3.1.1

Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid to the members of the Board of Directors who are not employees or officers of the Corporation ("Outside Directors") on the following basis (all amounts are in U.S. dollars):

	Annual	Annual Compensation	Annual
	Compensation Prior	between April 1, 2008	Compensation
Type of Compensation	to April 1, 2008	and December 31,	Starting January 1,
		2008	2009
	(US$)	(US$)	(US$)
Board Chair Retainer (including board retainer)	$135,000	$200,000	$135,000
Board Retainer(1)	$50,000	$70,000	$50,000
Committee Chair Retainer
- Audit and Finance	$15,000	$20,000	$15,000
- Compensation and Human Resources	$15,000	$15,000	$15,000
- Corporate Governance	$9,000	$9,000	$9,000
Committee Member Retainer
- Audit and Finance	$4,000	$5,000	$4,000
- Compensation and Human Resources	$4,000	$5,000	$4,000
- Corporate Governance	$4,000	$5,000	$4,000
Meeting Attendance Fees
- Board Meeting	$1,250	$1,250	$1,250
- Committee Meeting	$1,250	$1,250	$1,250

(1)

The portion of the retainers paid in deferred share units are paid irrespective of whether a director’s minimum share ownership requirements have been met (see Section 3.1.2 entitled "Director Share Ownership Policy").

At a Board meeting held on December 16, 2008, the Board of Directors decided to suspend effective January 1, 2009 the April 2008 adjustment to Outside Directors’ compensation, in light of the current global economic downturn. For a review of the total compensation earned by each Outside Director during the fiscal year ended October 5, 2008, please refer to Section 3.1.4.

The President and Chief Executive Officer is the only executive director of the Corporation and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

3.1.2

Director Share Ownership Policy

The Board of Directors believes that the economic interests of directors should be aligned with those of the Corporation’s shareholders. To achieve this, all Outside Directors are expected to own a significant amount of Common Shares and/or deferred share units.

The Board has therefore adopted a formal share ownership policy (the "Director Share Ownership Policy") pursuant to which each Outside Director is expected to establish, over a period of five (5) years, ownership of an amount of Common Shares and/or deferred share units which is equivalent in value to three (3) times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the "NYSE")), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.

3.1.3

Deferred Share Unit Plan

The Corporation has adopted a deferred share unit plan (the "DSUP") for the Outside Directors, to help them meet the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.

Between April 1, 2008 and December 31, 2008, each Outside Director received deferred share units ("DSUs") valued on an annual basis at $40,000 based on the value of the Corporation’s Common Shares at the time of grant, out of a total annual Board retainer fee of $70,000. Effective January 1, 2009, each Outside Director will receive fifty percent (50%) of the annual Board retainer fee in DSUs.

The Board retainer fee is payable quarterly, irrespective of whether the Outside Director has achieved the minimum shareholding requirements under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs the remaining balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five (5) trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Corporation.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director for the fiscal year ending October 5, 2008:

	Option-based Awards					Share-based Awards
	Issuance Date	Number of	Option	Option	Value of	Issuance Date	Number of	Market or Payout
		Securities	Exercise Price	Expiration Date	Unexercised in-		Shares or Units	Value of Share-
Name		Underlying			the-money		of shares that	based Awards
		Unexercised			Options(2)		have Not	that have Not
		Options(1)					Vested(1)	Vested(3)
		(#)	($)		($)		(#)	($)
Robert M. Baylis	Dec. 6, 2001	8,620	5.395	Dec. 5, 2011	155,634	Oct. 5, 2008	1,157.13	27,135
	Dec. 6, 2000	3,680	6.3125	Dec. 5, 2010	63,066	Sept. 30, 2007	1,074.54	25,198
	May 10, 2000	7,472	6.225	May 9, 2010	128,705	Oct. 1, 2006	279.58	6,556
	May 3, 1999	23,528	2.4375	May 2, 2009	494,382	—	—	—
William D. Anderson	—	—	—	—	—	Oct. 5, 2008	1,157.13	27,135
	—	—	—	—	—	Sept 30, 2007	1,074.54	25,198
	—	—	—	—	—	Oct. 1, 2006	186.38	4,371
Sheila O’Brien	—	—	—	—	—	Oct. 5, 2008	2,104.27	49,345
	—	—	—	—	—	Sept. 30, 2007	2,149.08	50,396
	—	—	—	—	—	Oct. 1, 2006	1,204.12	28,237
	—	—	—	—	—	Oct. 2, 2005	320.23	7,509
Pierre Robitaille	—	—	—	—	—	Oct. 5, 2008	1,262.12	29,597
	—	—	—	—	—	Sept. 30, 2007	1,074.54	25,198
	—	—	—	—	—	Oct. 1, 2006	279.58	6,556
Richard P. Strubel	Dec. 6, 2001	9,176	5.395	Dec. 5, 2011	165,673	Oct. 5, 2008	1,157.13	27,135
	Dec. 6, 2000	3,920	6.3125	Dec. 5, 2010	67,179	Sept. 30, 2007	1,074.54	25,198
	May 10, 2000	7,952	6.225	May 9, 2010	136,973	Oct. 1, 2006	279.58	6,556
	May 3, 1999	23,528	2.4375	May 2, 2009	494,382	—	—	—
Gonzalo F. Valdes-Fauli	—	—	—	—	—	Oct. 5, 2008	1,157.13	27,135
	—	—	—	—	—	Sept. 30, 2007	1,074.54	25,198
	—	—	—	—	—	Oct. 1, 2006	279.58	6,556
	—	—	—	—	—	Oct. 2, 2005	1,152.90	27,036

(1)

The number of securities underlying unexercised options or the number of DSUs that have not vested represent all awards outstanding at fiscal year-end, including awards granted before the most recently completed financial year.

(2)

"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 3, 2008) of $23.45 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)

"Market or payout value of share-based awards that have not vested" is determined by multiplying the number of DSUs held at financial year-end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 3, 2008) of $23.45.

3.1.4

Total Compensation of Outside Directors

The table below reflects in detail the total compensation earned by the Outside Directors during the fiscal year ended October 5, 2008 (all amounts are in U.S. dollars):

	Fees earned		Share-based	Option-based	Non-equity	Pension Value	All Other	Total
			Awards(2)	Awards	Incentive Plan		Compensation
Name	($)				Compensation
	Retainer(1)	Attendance(1)	($)	($)	($)	($)	($)	($)
Robert M. Baylis	148,500	22,500	32,500	—	—	—	—	203,500
William D. Anderson	36,500	22,500	32,500	—	—	—	—	91,500
Sheila O’Brien	9,000	18,750	60,000	—	—	—	—	87,750
Pierre Robitaille	47,000	22,500	35,000	—	—	—	—	104,500
Richard P. Strubel	47,000	22,500	32,500	—	—	—	—	102,000
Gonzalo F. Valdes-Fauli	36,500	22,500	32,500	—	—	—	—	91,500

(1)

These amounts represent the portion paid in cash to the named Outside Directors.

(2)

These amounts represent the cash value of the portion of the retainer paid in DSUs to the named Outside Directors.

3.2

Compensation of Executive Officers

3.2.1

Determining Compensation

3.2.1.1

Compensation and Human Resources Committee

Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board of Directors by the Compensation and Human Resources Committee. During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of four (4) directors, all of whom are independent directors, namely Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson. None of the members of the Committee is an executive officer of the Corporation. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com. The mandate of the Committee provides that the Committee is responsible for monitoring officers’ talent management and performance assessment, succession planning and overall compensation, and also reviewing the Corporation’s human resources practices generally. Hence, the Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s senior officers, including recommending their compensation. The Board of Directors, which includes the members of the Compensation and Human Resources Committee, reviews the Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from its mandate, allowing the Committee to plan and monitor the fulfilment of its mandate.

3.2.1.2

Compensation Consultant

The Compensation and Human Resources Committee engages its own independent consultant to advise it on executive compensation matters. As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain and approve the fees of its consultants. During fiscal 2008, the Committee retained the services of Mercer to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and the top executive officers, in addition to the review of director compensation referred to in Section 3.1 above. In certain limited circumstances, management also retained Mercer in fiscal 2008 to review and advise on various compensation matters where deemed appropriate and approved in advance by the Compensation and Human Resources Committee.

The fees paid to Mercer for compensation consulting services provided to the Committee and to the Corporation during fiscal 2008 were as follows:

		Percentage of Fiscal
Type of Fee	Fiscal 2008 Fees	2008 Fees
Fees for Board and Committee mandates	$152,565(1)	97.2%
Fees for other Corporation mandates	$4,350	2.8%
Total	$156,915	100%

(1)

Mandates given to Mercer in fiscal 2008 included: Compensation benchmarking for Board of Directors and executive positions, research relating to share ownership guidelines among Canadian comparator group, and analysis and recommendations relating to short term incentive plan (SCORES).

The Compensation and Human Resources Committee must pre-approve any services provided by Mercer to the Corporation so as to ensure that Mercer’s independence as advisor to the Committee is not compromised. While the Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

3.2.2

Compensation Discussion & Analysis

3.2.2.1

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation’s shareholders by:

•

Providing the opportunity for total compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

•

Ensuring that a significant proportion of executive compensation is linked to performance through the Corporation’s variable compensation plans; and

•

Providing executives with equity-based incentive plans, such as stock options and share units.

3.2.2.2

Executive Share Ownership Policy

The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Corporation’s shareholders. Consequently, all senior executives are expected to own a significant amount of Common Shares and/or restricted share units.

In September, 2008, the Board adopted a formal share ownership policy (the "Executive Share Ownership Policy") pursuant to which each senior executive is expected to own and maintain ownership of an amount of Common Shares (or restricted share units) which is the lower of a multiple of base salary or a fixed share requirement. Executives have five (5) years to meet the requirement, after which they must maintain compliance with the ownership requirement for the duration of their employment with the Corporation. The share ownership requirement varies by executive level, as summarized in the following table:

Executive Level	Multiple of Base	Fixed Share
	Salary	Requirement(1)

President and Chief Executive Officer	5 x base salary	105,200

Chief Operating Officer and Chief Financial and Chief
Administrative Officer	3 x base salary	39,700

Executive Vice-Presidents	2 x base salary	14,800

Vice-Presidents	1 x base salary	4,800

(1)

The value of the fixed share requirement is calculated based on a per share value of $25.00.

Executives who are subject to the Executive Share Ownership Policy are expected not to sell shares granted under the Long-Term Incentive Plan until the share ownership requirement is achieved, except to cover the tax liability associated with the vesting of restricted share units or the exercise of stock options.

The table below summarizes the share ownership levels for each of the Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation (the "Named Executive Officer") at 2008 fiscal year-end. All executives of the Corporation subject to the policy have until the end of fiscal 2013 to achieve the stock ownership requirement.

	Ownership Requirement		Actual Ownership(2)
			($/#)

	Multiple of	Share	Common	Unvested	Total	Meets
Name	Base Salary	Requirement(1)	Shares	RSUs	Ownership	Requirement
			Beneficially
			Owned
	($)	(#)

Glenn J. Chamandy			$174,544,576/	$334,414/	$174,878,990/
President and Chief Executive Officer	3,687,400	105,200	7,452,800	14,279	7,467,079	Yes

Laurence G. Sellyn			$421,560/	$8,407,171/	$8,828,731/
Executive Vice-President, Chief Financial and	1,390,500	39,700	18,000	358,974	376,974	Yes
Administrative Officer

Benito Masi			$247,128/	$2,455,891/	$2,703,019/
Executive Vice-President, Manufacturing	653,020	14,800	10,552	104,863	115,415	Yes

Michael R. Hoffman				$1,023,852/	$1,023,852/
President, Gildan Activewear SRL (U.S. dollars)	492,340	14,800	—	43,717	43,717	Yes

Eric Lehman				$970,103/	$970,103/
Executive Vice President, Supply Chain	515,000	14,800	—	41,422	41,422	Yes

(1)

The value of the fixed share requirement is calculated based on a per share value of $25.00.

(2)

The dollar value of actual ownership corresponds to $23.42 per share based on the average closing prices of the Corporation's shares on the TSX for the five (5) trading days immediately preceding October 5, 2008.

3.2.2.3

Benchmarking Practices

In order to meet the Corporation’s objectives of providing market competitive compensation opportunities, the Corporation’s executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the "Reference Group"). The composition of the Reference Group is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Corporation. As part of this benchmarking process, the Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the "Proxy Reference Group"), and also considers data from different compensation surveys (the "Survey Reference Group"). An overview of the characteristics of the Reference Group is provided in the following table:

(All values in $ millions)

	Gildan	Proxy Reference
	Activewear Inc.	Group(1)	Survey Reference Group(1)

Location	Canada	North America	Canada	United States

Industries		Textiles, apparel and	All publicly-traded (excluding	All publicly-traded (excluding oil
	Textiles and apparel	consumer products	oil and gas and financial	and gas and financial services)
services)

Revenues
Most recent 12 months	$1,256(2)	$1,521(2)	$500 to $2,000	$500 to $2,000

Market Capitalization
as at October 31, 2008	$3,387(2)	$1,259(2)	Not available	Not available

Net income
Most recent 12 months	$145(2)	$104(2)	Not available	Not available

(1)

The financial data for the Proxy Reference Group is from the S&P Research Insight database and represents the median data for the group. The financial data for the Survey Reference Group is from publicly traded companies in a number of industries (excluding oil and gas and financial services) and represents the median data for the group.

(2)

All U.S. figures have been converted to Canadian dollars using an average exchange rate for fiscal 2008 of $1.0051.

The Proxy Reference Group used in 2008 is composed of the following companies: Carter’s Inc., Cintas Corp., Columbia Sportswear Co., Forzani Group Ltd., G&K Services Inc., Hanesbrands Inc., Lululemon Athletica Inc., Oxford Industries Inc., Perry Ellis International Inc., Phillips-Van Heusen Corp., RONA Inc., Under Armour Inc., VF Corp., Warnaco Group Inc. and Yellow Pages Income Fund.

3.2.2.4

Positioning

The Corporation’s compensation policy is to use the market median with the potential of top quartile total compensation when individual and company performance are also top quartile. The Compensation and Human Resources Committee uses discretion and judgment when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee.

3.2.2.5

Compensation Elements

The Corporation’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

The compensation program consists of the following four basic components:

(i)

Base salary;

(ii)

Non-equity incentives – consisting of a cash bonus linked to the performance of the Corporation;

(iii)

Equity incentives – comprised of stock options and restricted share units; and

(iv)

Other elements of compensation – consisting of benefits, perquisites, retirement benefits and an employee share purchase plan.

3.2.2.6

Base Salary

Salaries of the executive officers are established based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of salaries in the Reference Group.

In determining individual base salaries, the Compensation and Human Resources Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The Committee also takes into consideration the financial performance of the Corporation as well as the individual performance of the executive.

3.2.2.7

Non-Equity Incentives (SCORES)

The Corporation’s annual incentive plan is known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards). SCORES aims to enhance the link between pay and performance by:

•

Aligning the financial interests and motivations of the Corporation’s management team and employees with the annual financial returns of the Corporation;

•

Motivating management to work towards common annual performance objectives;

•

Providing total cash compensation that is greater than the median of the Reference Group in cases where superior financial performance in excess of target objectives is attained; and

•

Providing total cash compensation that is at or below the market median in cases where performance objectives are not attained.

Performance Measures and Targets

In each fiscal year, actual bonuses paid will depend on the executive’s target percentage of base salary and reflect actual performance in the year based on the achievement of corporate financial performance measures set by the Compensation and Human Resources Committee and approved by the Board of Directors. If target performance levels are attained, the target award level is payable. If target performance levels are surpassed, then an award of up to two times the executive’s target percentage of base salary may be recommended for approval to the Board of Directors by the Compensation and Human Resources Committee. A minimum threshold level of performance is also established, below which no bonus will be payable.

At the outset of fiscal 2008, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, return on assets ("ROA") as the corporate financial measure to be achieved. The Committee also recommended, and the Board approved, ROA levels for threshold, target and maximum SCORES bonus payouts. The ROA measure was intended to ensure that management’s incentive-based compensation reflected:

•

Success in achieving the Corporation’s targets for profitability; and

•

Effectiveness in managing the level of investment required to generate earnings.

Historically, SCORES goals were set based on the Corporation’s internal performance targets alone, and did not take account of relative levels of ROA performance compared with external benchmarks. During fiscal 2008, Mercer was retained to conduct a historical analysis of ROA performance for the Corporation and the companies in the Proxy Reference Group, in order to bring an external or relative view of performance into the SCORES target-setting process. Following this exercise, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, threshold, target and maximum ROA goals for fiscal 2008 of 20%, 26% and 32% respectively, which aligned ROA goals with the 40th, 75th and 80th percentiles of the Proxy Reference Group respectively. Additionally and concurrently, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change to add net earnings (excluding restructuring and other special items) as a SCORES plan measure. The Board of Directors approved threshold, target and maximum net earnings levels of $176 million, $225 million and $274 million respectively. While the target net earnings goal reflected the Corporation’s original earnings per share guidance, the threshold minimum net earnings goal was adjusted to reflect the Corporation’s revised earnings per share guidance for fiscal 2008, which it had updated on April 29, 2008.

For the 2008 fiscal year, actual bonuses paid represented 60% of the target based on the Corporation’s actual performance against its objectives.

Non-Equity Incentive Award for Fiscal 2008

In fiscal 2008, the actual payout to the Named Executive Officers under SCORES was 60% of target, as reflected in the following table:

		Payout Range	Corporate
	Target Payout	as a	Performance	Actual Payout
	as a Percentage	Percentage of	Based on Actual	as a	Actual
Name	of Salary	Salary (Up to	Net Earnings and	Percentage of	Award
		Two Times	on ROA	Salary
		Target)	(% of target)
	(a)		(b)	(a) x (b)
Glenn J. Chamandy	65%	0-130%	60%	39%	289,523
Laurence G. Sellyn	65%	0-130%	60%	39%	181,963
Benito Masi	50%	0-100%	60%	30%	98,602
Michael R. Hoffman	50%	0-100%	60%	24%(1)	64,302
Eric Lehman	50%	0-100%	60%	30%	77,762

(1)

Based on total dollars available for payout related to the performance of Gildan Activewear SRL, Mr. Hoffman’s actual payout was capped at 24% of his base salary.

3.2.2.8

Equity Incentives

The equity incentives of the Corporation’s executive compensation program, namely the Long-Term Incentive Plan (the "LTIP"), are designed to:

•

Recognize and reward the impact of longer-term strategic actions undertaken by management;

•

Align the interests of the Corporation’s key employees and its shareholders;

•

Focus management on developing and successfully implementing the continuing growth strategy of the Corporation;

•

Foster the retention of key management personnel; and

•

Attract talented individuals to the Corporation.

Types of Equity Incentives Awarded

The LTIP allows the Board of Directors to grant to executives the following types of long-term incentives:

•

Stock options ("Options");

•

Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) ("Treasury RSUs"); and

•

Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) ("Non-Treasury RSUs").

For a more detailed description of the features of the LTIP, see Schedule "D" of this Circular.

The LTIP awards help to achieve the Corporation’s compensation objectives as follows:

•

The LTIP aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Group if the Corporation achieves its profit and growth targets.

•

Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

•

Through the use of time vesting for a significant portion of long-term compensation, the LTIP awards help to achieve the Corporation’s objective of promoting the retention of senior executives.

Determination of Grants

Grant levels are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently of any input from him (see Section 3.2.4 entitled "Compensation of the Chief Executive Officer").

Award targets are based on the expected impact of the role of the executive on the Corporation's performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the shareholders.

Treasury RSUs are used generally for one-time awards to attract talented candidates or for retention purposes. Beginning in fiscal 2007, Non-Treasury RSUs and Options have been granted to executives on an annual basis as part of the long-term portion of their annual compensation. The following table presents the total value of awards granted to the Named Executive Officers under the LTIP in fiscal 2008:

		Target
		Awards	Mix of Options and Non-		Value of Options and Non-
	Base Salary	(% of Base	Treasury RSUs		Treasury RSUs granted(2)
Name	as of Oct. 1, 2007(1)	Salary)	(% of total grant)		($)		Total Value
			Options	RSUs	Options	RSUs	($)
	(a)	(b)	(c)	(d)	(a) x (b) x (c)	(a) x (b) x (d)	(a) x (b)
Glenn J. Chamandy	716,000	65%	50%	50%	232,700	232,700	465,400
Laurence G. Sellyn	450,000	65%	50%	50%	146,250	146,250	292,500
Benito Masi	317,000	50%	50%	50%	79,250	79,250	158,500
Michael R. Hoffman	238,116	50%	50%	50%	59,529	59,529	119,058
Eric Lehman	224,168	50%	50%	50%	56,042	56,042	112,084

(1)

Date of the actual grant calculations.

(2)

The value of options reflects the closing price of the Common Shares on the date of grant and the Black-Scholes factor.

Performance Measures and Weightings

To encourage a long-term view of performance and to align with shareholder interests, Options and RSUs (both Treasury and Non-Treasury) have vesting conditions that are based on:

•

Time (Options and RSUs); and

•

Performance (RSUs).

Vesting for Options: Options granted for fiscal 2008 and 2009 are not exercisable prior to the second anniversary of the grant date, and 25% are exercisable on and after the second, third, fourth and fifth anniversary of the grant date. In addition, such Options have a term of seven (7) years.

Vesting for Treasury RSUs: Treasury RSUs awarded to date under the LTIP vest at the end of a five (5) year vesting period, with the exception of a special one-time award made to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of an eight (8) year period.

Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three (3) year period.

Both the Treasury and Non-Treasury RSUs are subject to the same vesting conditions, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on the Corporation’s average ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding trusts. The performance-vesting portion of each RSU award is subject to the following relative performance-vesting matrix:
Financial Performance	Percentage of Performance
Relative to the	Component of Award That
Comparator Group	Vests

At or above the 75th percentile	100%

Median	50%

Below 40th percentile	0

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Named Executive Officer for the fiscal year ending October 5, 2008.
	Option-based Awards					Share-based Awards
	Issuance Date	Number of	Option	Option Expiration	Value of	Issuance Date	Number of	Market or Payout
		Securities	Exercise	Date	Unexercised		Shares or Units	Value of Share-
		Underlying	Price		In-the-money		of Shares that	based Awards
Name		Unexercised			Options(2)		have Not	that have Not
		Options(1)					Vested(1)	Vested(3)
		(#)	($)		($)		(#)	($)
Glenn J. Chamandy	October 1, 2007	15,046	39.39	September 30, 2014	0	October 1, 2007	5,907	138,519
	October 2, 2006	21,700	27.17	October 2, 2013	0	October 2, 2006	8,372	196,323
Laurence G. Sellyn	October 1, 2007	9,456	39.39	September 30, 2014	0	October 1, 2007	3,712	87,046
	October 2, 2006	13,640	27.17	October 2, 2013	0	October 2, 2006	5,262	123,394
	—	—	—	—	—	June 7, 2006	150,000(4)	3,517,500
	—	—	—	—	—	February 3, 2004	200,000(4)	4,690,000
Benito Masi	October 1, 2007	5,124	39.39	September 30, 2014	0	October 1, 2007	2,011	47,158
	October 2, 2006	7,392	27.17	October 2, 2013	0	October 2, 2006	2,852	66,879
	August 8, 2001	20,000	5.00	August 7, 2011	369,000	August 2, 2005	40,000	938,000
	February 6, 2001	56,000	8.64	February 5, 2011	829,150	February 1, 2005	20,000	469,000
	December 6, 2000	16,000	6.31	December 5, 2010	274,200	November 22, 2004	20,000	469,000
	—	—	—	—	—	August 18, 2004	20,000	469,000
Mike R. Hoffman	October 1, 2007	3,849	39.39	September 30, 2014	0	October 1, 2007	1,511	35,433
	October 2, 2006	5,718	27.17	October 2, 2013	0	October 2, 2006	2,206	51,731
	February 1, 2001	34,532	8.64	February 5, 2011	511,289	December 3, 2003	40,000	938,000
Eric Lehman	October 1, 2007	3,623	39.39	September 30, 2014	0	December 11, 2006	40,000	938,000
	—	—	—	—	—	October 1, 2007	1,422	33,346

(1)

The number of securities underlying unexercised options or share units (Treasury and Non-Treasury RSUs) that have not vested represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed financial year.

(2)

"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 3, 2008) of $23.45 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)

"Market or payout value of share-based awards that have not vested" is determined by multiplying the number of share units (Treasury and Non-treasury RSUs) held at financial year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 3, 2008) of $23.45 assuming that 50% of the share units have time vested and the other 50% of share units have achieved the performance measures.

(4)

Laurence G. Sellyn holds 350,000 Treasury RSUs. These Treasury RSUs were granted in recognition of Mr. Sellyn’s strategic role in the future success of the Corporation. The vesting conditions of the 150,000 Treasury RSUs granted to Mr. Sellyn have been structured to provide him with an incentive to remain with the Corporation for the balance of his working career.

Incentive plan awards - Value vested or earned during the year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the fiscal year ending October 5, 2008.
	Option-based awards - Value	Share-based awards - Value	Non-equity incentive plan
Name	vested during the year(1)	vested during the year(2)	compensation - Value earned
			during the year
	($)	($)	($)
Glenn J. Chamandy	0	0	289,523
Laurence G. Sellyn	0	0	181,963
Benito Masi	0	0	98,602
Michael R. Hoffman	0	0	64,302(3)
Eric Lehman	0	0	77,762

(1)

The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX and the exercise price on such vesting date.

(2)

The amount represents the aggregate dollar value that has been realized upon vesting of the share units (Treasury and Non-Treasury RSUs) as of October 5, 2008, using the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 3, 2008) of $23.45, and assuming that 50% of the share units have time vested and the other 50% of share units have achieved the performance measures.

(3)

Michael R. Hoffman’s non-equity incentive compensation is paid in U.S. dollars.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides, for fiscal 2008, with respect to the LTIP:

(i)

The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)

The weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)

The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

	Number of Securities to be	Weighted-average Exercise Price	Number of Securities Remaining Available for
	Issued Upon Exercise of	of Outstanding Options,	Future Issuance under Equity Compensation
Plan category	Outstanding Options, Warrants	Warrants and Rights	Plans (excluding securities reflected in the
	and Rights		second column)
	(#)	($)	(#)
Equity compensation plan
approved by security holders
- LTIP (Options)	877,638	$14.23	3,684,740(1)
- LTIP (Treasury RSUs)	978,500	N/A	— (1)

(1)

The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Corporation does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

3.2.2.9

Other Forms of Compensation

Benefits and Perquisites

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance and a healthcare spending account. Perquisites consist of a car benefit, club memberships, personal insurance, health assessments and financial counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations.

Retirement Benefits

Under the Corporation’s retirement savings program, the Named Executive Officers (other than Michael R. Hoffman, who is not a Canadian resident) and all other Canadian salaried employees receive under the Deferred Profit Sharing Plan ("DPSP") of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan ("RRSP") up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their contributions, the additional amount is credited under the Supplemental Retirement Savings Plan ("SRSP"), which is an unfunded plan.

Under the Corporation’s 401(k)/SRSP Program, Michael R. Hoffman, and most of the other salaried employees in the United States, receive an amount equal to 50% of their own contributions, which may be up to a maximum of 6% of their annual base salary. In addition, Michael R. Hoffman is credited from the Corporation an amount equal to 2% of his annual base salary under the SRSP.

Defined contribution plans

The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the Named Executive Officers as of the beginning and end of fiscal 2008:
	Accumulated Value	Compensatory(2)	Non-compensatory(2)	Accumulated Value
Name	at Start of Year(1)			at Year-end(1)
	($)	($)	($)	($)
Glenn J. Chamandy	405,404	39,219	(48,339)	396,284
Laurence G. Sellyn	249,084	24,649	(25,271)	248,462
Benito Masi	163,884	17,364	(7,580)	173,668
Michael R. Hoffman	113,440	12,472(3)	14,524(3)	140,436
Eric Lehman	1,836	12,681	5,774	20,291

(1)

"Accumulated value at start of year" and "Accumulated value at year-end" corresponds to the sum of the balance accounts of each Named Executive Officer from the RRSP, DPSP and the SRSP (other than for Michael R. Hoffman whose accumulated value corresponds to the sum of his balance account from the Corporations’ 401(k)/SRSP program).

(2)

The Corporation’s contribution under the DPSP and the SRSP (other than Michael R. Hoffman) set out under "Compensatory" and the Named Executive Officers’ contribution under the RRSP (other than Michael R. Hoffman) set out under "Non-Compensatory" are subject to tax limitations that apply over a calendar year. Amounts disclosed reflect the contributions paid to the Named Executive Officers accounts from September 30, 2007 to October 5, 2008.

(3)

Accounts disclosed for Michael R. Hoffman are net of forfeitures made to comply with IRS regulations applicable to 401(k) program over the calendar year.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the "Plan") provides an opportunity for all full-time or regular part-time Canadian and U.S. citizens or residents who are employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. The Corporation assumes all administrative costs associated with the Plan.

3.2.3

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal year ended October 5, 2008:

For compensation related to previous years, please refer to the Corporation’s Management Information Circulars filed with Canadian Securities Commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

					Non-equity incentive
					plan compensation
			Share-	Option-	Annual	Long-term
Name and principal	Year	Salary	based	based	Incentive	Incentive	Pension	All other	Total
position			Awards(1)	Awards(2)	Plans	Plans	Value (3)	Compensation(4)	Compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Glenn J. Chamandy	2008	742,365	232,677	232,686	289,523	N/A	39,219	66,553(5)	1,603,023
President and CEO
Laurence G. Sellyn
Executive Vice President,	2008	466,571	146,216	146,237	181,963	N/A	24,649	48,112(6)	1,013,748
CFO and CAO
Benito Masi
Executive Vice president,	2008	328,672	79,213	79,243	98,602	N/A	17,364	__	603,094
Manufacturing
Michael R. Hoffman
President, Gildan	2008	267,922(7)	59,518	59,525	64,302	N/A	12,472	272,810(8)	736,549
Activewear SRL
Eric Lehman
Executive Vice President,	2008	259,206	56,013	56,030	77,762	N/A	12,681	154,970(9)	616,662
Supply Chain

(1)

The share-based units awarded are Non-Treasury RSUs. The share-based awards are determined as of October 1, 2007 and based on October 1, 2007 base salary. The value of the RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares at the time of grant ($39.39).

(2)

The value of the option-based awards reflects the closing price of the Common Shares on the TSX at the date of grant ($39.39) multiplied by the Black-Scholes factor (39.2612%) as at such date.

(3)

"Pension value" only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401k employer contributions.

(4)

"All Other Compensation" represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the 2008 fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1. The account is debited based on the actual costs of perquisites as submitted to the Company by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash, as income.

(5)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Chamandy’s total salary for the 2008 fiscal year. This amount includes $21,648 for sporting club membership fees and $28,809 for a critical illness insurance policy.

(6)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Sellyn’s total salary for the 2008 fiscal year. This amount includes $13,297 for a life insurance policy.

(7)

Michael R. Hoffman’s base salary is paid in US dollars and amounts to US$243,780.

(8)

All other compensation disclosed for Michael R. Hoffman is predominantly reimbursement of additional expatriate expenses, including US$84,000 for a Barbados housing allowance.

(9)

All other compensation disclosed for Eric Lehman is predominantly an expatriate additional cost, including $110,447 for a tax equalization allowance.

To demonstrate the link between Named Executive Officer compensation and business performance, the following table shows the total cost of compensation to the Named Executive Officers as a percentage of the Corporation’s net income after tax and as a percentage of the equity market capitalization for fiscal 2008, 2007 and 2006:
	Total Cost of Compensation to Named	Total Cost of Compensation to Named	Total Cost of Compensation to Named
	Executive Officers(1)	Executive Officers/	Executive Officers/
		Total Net Earnings	Total Equity Market Capitalization
	(US$)	(%)	(%)
2008	4,957,425	3.4	0.2
2007	3,834,316	2.9	0.1
2006	4,009,793	3.8	0.1

(1)

The "Total Cost of Compensation to Named Executive Officers" is the sum of the amounts under the "Salary", "Non-equity incentive plan compensation", and "All other compensation" for 2008, plus an allocation of the value of Treasury RSU, Non-Treasury RSU and Option grants to the Named Executive Officers based on the amortization of these awards over their vesting periods on a straight-line basis. The amounts under the columns "Salary", "Non-equity incentive plan compensation" and "All other compensation" were converted to U.S. dollars using an exchange rate of US$1.0051 in 2008, US$0.9000 in 2007 and US$0.8741 in 2006. The allocations for Treasury RSUs and Options were converted using the exchange rates that were in effect at the date of the grants, ranging from US$0.7552 to US$0.9033. The allocation for the Non-Treasury RSUs are based on the closing price of the Common Shares on the NYSE on the last day prior to fiscal year-end (October 3, 2008) of US$21.73.

3.2.4

Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in Section 3.2 entitled "Compensation of Executive Officers", and the President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last fiscal year and sets forth his aggregate equity holdings as at December 16, 2008:
Glenn J. Chamandy President and Chief Executive Officer Age: 47 Length of service: 24 years

Mr. Chamandy is a founding entrepreneur of the Corporation. Since the Corporation became a public company in June 1998, its equity market capitalization has increased from $102,286,000 to $2,826,580,948 as at October 5, 2008, although it has declined during fiscal 2008 from its peak of $5,224,085,389 achieved earlier in the fiscal year. Mr. Chamandy’s total career compensation since the Corporation became a public company (1998 to 2008) is $21,505,023, including the realized gains from Options granted during the period. This represents 0.8% of the increase in market capitalization during this period.

Fiscal 2008 Highlights
	-	Sales growth of 30%
	-	Market share of 53% for T-shirts in U.S. screenprint channel
	-	Market share of 50% for fleece in U.S. screenprint channel
	-	Acquisition of V.I. Prewett & Son, Inc.
	-	Successful ramp-up of new large-scale textile and sock manufacturing facilities in Honduras
	-	EPS growth of 18% and ROE of 24% before restructuring charges and income tax adjustments
	-	Ranked No. 1 in Corporate Governance in Globe & Mail’s Report on Business Survey of Canadian Public Corporations
Non-equity incentive
plan compensation
	Salary	Share-based	Option-	Annual	Long-term	Pension	All Other	Total Compensation
		Awards(1)	Based	Incentive	Incentive	Value(3)	Compensation(4)
Year			Awards(2)	Plans	Plans
	($)	($)	($)	($)	($)	($)	($)	($)
2008	742,365	232,677	232,686	289,523	N/A	39,219	66,553(4)	1,603,023
Mr. Chamandy’s bonus of $289,523 for fiscal 2008 represented 39% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 16, 2008) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 5, 2008 as well as the year-over-year increase/decrease in equity ownership:

Common		RSUs(6)		Net Change in	Exercisable		Unexercisable
Shares(5)				Equity(7)	Options(8)		Options(8)
Number	Value	Number	Value	Number	Number	Value	Number	Value
7,452,800	$86,452,480	14,279	$165,636	(1,389,531)	5,425	0	31,321	0

(1)

The share-based units awarded to Mr. Chamandy are Non-Treasury RSUs. The value of the RSUs is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant.

(2)

The value of the option-based awards reflects the closing price of the Common Shares on the TSX at the date of grant, multiplied by the Black-Scholes factor as at such date.

(3)

"Pension value" only includes employer DPSP and SRSP contributions.

(4)

"All Other Compensation" represents the sum of perquisites and other personal benefits which in the aggregate are worth $50,000 or more, or are worth 10% or more of Mr. Chamandy’s total salary for the 2008 fiscal year. This amount includes $21,648 for sporting club membership fees and $28,809 for a critical illness insurance policy.

(5)

This refers to Common Shares beneficially owned or over which control or direction is exercised by Mr. Chamandy as at October 5, 2008. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 5, 2008 by the closing price of the Common Shares on the TSX on December 16, 2008 ($11.60).

(6)

To date, Mr. Chamandy has only been awarded Non-Treasury RSUs. The value of such Non-Treasury RSUs is determined by multiplying the number of RSUs held as at October 5, 2008 by the closing price of the Common Shares on the TSX on December 16, 2008 ($11.60).

(7)

"Net Change in Equity" refers to the net change in ownership of Common Shares and Non-Treasury RSUs from October 1, 2007 to October 5, 2008.

(8)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 16, 2008 ($11.60) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 5, 2008.

The Compensation and Human Resources Committee considers the advice of an independent compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer.

The President and Chief Executive Officer’s earned salary for fiscal 2008 was $742,365, which, with reference to advice from external compensation consultants, positions the President and Chief Executive Officer’s base salary at approximately the median level in relation to the companies in the Reference Group. The President and Chief Executive Officer received a bonus based on the SCORES program for fiscal 2008 of $289,523 or 39% of base salary, which was 60% of his target bonus. The annual bonus paid in 2008 reflected the combination of return on assets and actual net earnings (after restructuring charges).

In conjunction with the LTIP, the President and Chief Executive Officer was awarded a grant of 10,203 Non-Treasury RSUs and 22,505 Options on October 6, 2008. The Options granted on October 6, 2008 were awarded at exercise prices of $23.49, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders.

3.2.4.1

Shareholding Requirement for the Chief Executive Officer

The President and Chief Executive Officer is required (i) to hold, within five (5) years of his appointment to the position, Common Shares (or RSUs) having a minimum total share market value of five (5) times his base salary and (ii) to continue to hold such Common Shares (or RSUs) throughout his tenure as President and Chief Executive Officer. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement. Mr. Chamandy is one of the Corporation’s largest shareholders.

3.2.5

Compensation for Other Named Executive Officers

The following tables show the total compensation of the Named Executive Officers (other than Glenn J. Chamandy, the President and Chief Executive Officer) for the 2008 fiscal year and sets forth the value of their aggregate equity holdings as at December 16, 2008:

Total Compensation
Non-equity incentive
plan compensation
			Share-based	Option-	Annual	Long-term	Pension	All other	Total
	Year	Salary	Awards(1)	based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
				Awards(2)	Plans	Plans
		($)	($)	($)	($)	($)	($)	($)	($)
	2008	466,571	146,216	146,237	181,963	N/A	24,649	48,112(5)	1,013,748
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer	Mr. Sellyn’s bonus of $181,963 for fiscal 2008 represented 39% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 16, 2008) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 5, 2008 as well as the year-over-year increase/decrease in equity ownership:

Length of service: 10 years	Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
	Shares(9)				Equity(11)	Options(12)		Options(12)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	18,000	$208,800	358,974	$4,164,098	(288)	3,410	0	19,686	0

Total Compensation
Non-equity incentive
plan compensation
			Share-based	Option-	Annual	Long-term	Pension	All other	Total
	Year	Salary	Awards(1)	based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
				Awards(2)	Plans	Plans
		($)	($)	($)	($)	($)	($)	($)	($)
	2008	328,672	79,213	79,423	98,602	N/A	17,364	_	603,094
Benito Masi Executive Vice-President, Manufacturing	Mr. Masi’s bonus of $98,602 for fiscal 2008 represented 30% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 16, 2008) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 5, 2008 as well as the year-over-year increase/decrease in equity ownership:

Length of service: 23 years	Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
	Shares(9)				Equity(11)	Options(12)		Options(12)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	10,552	$122,403	104,863	$1,216,411	2,011	93,848	$382,400	10,668	0

Total Compensation
Non-equity incentive
plan compensation
			Share-based	Option-	Annual	Long-term	Pension	All other	Total
	Year	Salary	Awards(1)	based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
				Awards(2)	Plans	Plans
		($)	($)	($)	($)	($)	($)	($)
	2008	267,922(6)	59,518	59,525	64,302	N/A	12,472	272,810(7)	736,549
Michael R. Hoffman President, Gildan Activewear SRL	Mr. Hoffman’s bonus of $64,302 for fiscal 2008 represented 24% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 16, 2008) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 5, 2008 as well as the year-over-year increase/decrease in equity ownership:

Length of service: 11 years	Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
	Shares(9)				Equity(11)	Options(12)		Options(12)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	0	0	43,717	$507,117	1,511	35,962	$102,215	8,138	0

Total Compensation
Non-equity incentive
plan compensation
			Share-based	Option-	Annual	Long-term	Pension	All other	Total
	Year	Salary	Awards(1)	based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
				Awards(2)	Plans	Plans
		($)	($)	($)	($)	($)	($)	($)	($)
	2008	259,206	56,013	56,030	77,762	N/A	12,681	154,970(8)	616,662
Eric Lehman Executive Vice-President, Supply Chain	Mr. Lehman’s bonus of $77,762 for fiscal 2008 represented 30% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 16, 2008) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 5, 2008 as well as the year-over-year increase/decrease in equity ownership:

Length of service: 2 years	Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
	Shares(9)				Equity(11)	Options(12)		Options(12)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	0	0	41,422	$480,495	41,422	0	0	3,623	0

(1)

The share-based units awarded are Non-Treasury RSUs. The share-based awards are determined as of October 1, 2007 based on October 1, 2007 base salary. The value of the RSU award is determined by multiplying the number of RSU awarded by the closing price of the Common Shares at the time of grant ($39.39).

(2)

The value of the option-based awards reflects the closing price of the Common Shares on the TSX at the date of grant ($39.39) multiplied by the Black-Scholes factor (39.2612%) as at such date.

(3)

"Pension value" only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401k employer contributions.

(4)

"All Other Compensation" represents the dollar values of perquisites and other personal benefits disclosed in the "All Other Compensation" column of the Summary Compensation table in Section 3.2.3 of this Circular.

(5)

Represents perquisites and other personal benefits which in the aggregate are worth $50,000 or more, or are worth 10% or more of Mr. Sellyn’s total salary for the 2008 fiscal year. This amount includes $13,297 for a life insurance policy.

(6)

Michael R. Hoffman’s base salary is paid in US dollars and amounts to US$243,780.

(7)

All other compensation disclosed for Michael R. Hoffman is predominantly expatriate additional costs, including US$84,000 for a Barbados housing allowance.

(8)

All other compensation disclosed for Eric Lehman is predominantly expatriate additional costs, including $110,447 for a tax equalization allowance.

(9)

Refers to Common Shares beneficially owned or over which control or direction is exercised by the Named Executive Officer as at October 5, 2008. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 5, 2008 by the closing price of the Common Shares on the TSX on December 16, 2008 ($11.60).

(10)

The RSUs awarded are Treasury and Non-Treasury RSUs. The value of such RSUs is determined by multiplying the number of RSUs held as at October 5, 2008 by the closing price of the Common Shares on the TSX on December 16, 2008 ($11.60). For Michael R. Hoffman, 40,000 Treasury RSUs vested on December 2, 2008. For Benito Masi, 20,000 Treasury RSUs also vested on December 2, 2008.

(11)

"Net Change in Equity" refers to the net change in ownership of Common Shares, Treasury RSUs and Non-Treasury RSUs from October 1, 2007 to October 5, 2008.

(12)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 16, 2008 ($11.60) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 5, 2008.

3.2.6

Employment and Change of Control Agreements

3.2.6.1

Employment Agreements

The Corporation has entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers.

Payment

The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies.

Employment Term

The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six (6) months’ written notice in the case of Mr. Chamandy and upon at least two (2) months’ written notice in the case of Messrs. Sellyn, Lehman, Masi and Hoffman.

Provisions

Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

(i)

An amount equal to thirty-six (36) months’ base salary in the case of Mr. Chamandy, twenty-four (24) months’ base salary in the case of Messrs. Sellyn and Masi and twelve (12) months’ base salary in the case of Messrs. Lehman and Hoffman (each a "Termination Period"), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period;

(ii)

In the case of Messrs. Chamandy and Sellyn, an amount equal to thirty-six (36) months and twenty-four (24) months, respectively, of the target annual bonus established under the annual incentive plan in effect at the time of termination;

(iii)

Continuation of group insurance benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier;

(iv)

Any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the annual incentive plan;

(v)

The right to exercise vested Options or redeem non performance linked RSUs pursuant to the LTIP within one hundred and eighty (180) days following termination of employment in the case of Mr. Chamandy and within ninety (90) days following termination of employment in the case of Messrs. Sellyn, Masi, Lehman and Hoffman; and

(vi)

The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above.
		Termination Provisions
		Value (1) (2) (3) (5)
Position	Incumbent	($)
President and CEO	Glenn J. Chamandy	$4,133,000
Executive Vice President, CFO and CAO	Laurence G. Sellyn	$5,003,000
Executive Vice president, Manufacturing	Benito Masi	$3,149,000
President, Gildan Activewear SRL	Michael R. Hoffman(4)	$1,250,000
Executive Vice President, Supply Chain	Eric Lehman	$517,000

(1)

The termination values assume that the triggering event took place on the last business day of the company's fiscal year-end (October 3, 2008).

(2)

Share/option-based award values are calculated based on the average closing prices of the Corporation’s share on the TSX for the last five trading days immediately preceding October 5, 2008.

(3)

Value of earned/unused vacation and owed expense are not included as they are not considered as "incremental" payments further to termination.

(4)

All data for Michael R. Hoffman are in US dollars.

(5)

Unvested options and RSUs values are calculated based on the assumption that the exercise or redemption occurs on October 3, 2008, regardless of the number of days allowed to exercise or redeem them.

Furthermore, each Named Executive Officer shall not, directly or indirectly, solicit any of the Corporation’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation’s products; nor shall each Named Executive Officer induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Corporation.

3.2.6.2

Change of Control Agreements

In addition, the Corporation has entered into change of control agreements (the "Change of Control Agreements") with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of:

(i)

365 days from the date of the potential change of control;

(ii)

His termination of employment by death or disability or, in the case of Messrs. Sellyn, Lehman, Masi and Hoffman, by death, disability or for cause; or

(iii)

His termination of employment by the Corporation without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, during a period of twenty-four (24) months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings:

(i)

His full base salary through the date of termination;

(ii)

An amount equal to thirty-six (36) months’ base salary in the case of Messrs. Chamandy and Sellyn and twenty-four (24) months’ base salary in the case of Messrs. Lehman, Masi and Hoffman (each a "Severance Period");

(iii)

A one-time payment in lieu of the participation in the annual incentive plan during the applicable Severance Period;

(iv)

In the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the annual incentive plan;

(v)

In the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within one hundred and eighty (180) days following the date of termination;

(vi)

In the case of Messrs. Sellyn, Masi, Lehman and Hoffman, the right to exercise vested options or redeem non-performance linked RSUs pursuant to the LTIP;

(vii)

Continuation of same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and

(viii)

Any earned but unused vacation days.

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one (1) year following the change of control but at the latest two (2) years following the change of control, then he will be entitled to the benefits mentioned in items (i) to (viii) above.

Save for Mr. Chamandy, upon the occurrence of transactions that would result in a change of control, no outstanding Options become exercisable or RSUs become redeemable at the time of the change of control unless otherwise determined by the Board of Directors prior to the occurrence of the change of control.

The following table shows estimated incremental payments triggered pursuant to a change of control of the Corporation in accordance with the change of control provisions described above.
Position	Incumbent	Change of Control
		Provisions Value (1) (2)
		(3) (6)
President and CEO (4)	Glenn J. Chamandy	$4,407,000
Executive Vice President, CFO and CAO	Laurence G. Sellyn	$5,643,000
Executive Vice president, Manufacturing	Benito Masi	$3,382,000
President, Gildan Activewear SRL	Michael R. Hoffman(5)	$1,693,000
Executive Vice President, Supply Chain	Eric Lehman	$964,000

(1)

The termination values assume that the triggering event took place on the last business day of the company's fiscal year-end (October 3, 2008).

(2)

Share/option-based award values are calculated based on the average closing prices of the Corporation’s share on the TSX for the last five trading days immediately preceding October 5, 2008.

(3)

Value of earned/unused vacation and owed expense are not included as they are not considered as "incremental" payments further to termination.

(4)

For the President and CEO, it is assumed that 100% of performance vesting RSUs vest in the event of termination following a change of control.

(5)

All data for Michael R. Hoffman are in US dollars.

(6)

Unvested Options and RSUs values are calculated based on the assumption that the exercise or redemption occurs on October 3, 2008, regardless of the number of days allowed to exercise or redeem them.

3.2.7

Performance Graph

3.2.7.1

Cumulative Value of a $100 Investment

The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 5, 2003 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends. The Corporation has not paid dividends during the period indicated below.

A significant portion of the Corporation’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of the Corporation’s Canadian dollar denominated Common Shares.
	October 5,	October 3,	October 2,	October 1,	September 30,	October 5,
	2003	2004	2005	2006	2007	2008
Corporation (CDN$)	100	93	233	285	413	246
S&P/TSX Composite Index (CDN$)	100	118	152	166	203	160

The trend shown by the performance graph set forth above represents a constant growth in the cumulative total shareholder return from October 5, 2003 until September 30, 2007, followed by a decline in our last financial year. Over the same five (5) year period the total compensation received by the Named Executive Officers, in aggregate, increased by 17% compared to the 146% increase in cumulative shareholder return.

3.2.7.2

Cumulative Value of a US$100 Investment

The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 5, 2003 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends. The Corporation has not paid dividends during the period indicated below.
	October 5,	October 3,	October 2,	October 1,	September 30,	October 5,
	2003	2004	2005	2006	2007	2008
Corporation (US$)	100	99	269	341	555	306
S&P 500 Composite Index (US$)	100	112	124	137	159	117

3.2.8

Summary

The Compensation and Human Resources Committee is satisfied that the Corporation’s current executive compensation policies, programs and levels of compensation as disclosed in Section 3.2 of this circular are aligned with the Corporation’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Corporation’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on December 16, 2008.

Richard P. Strubel, Chairman
William D. Anderson
Robert M. Baylis
Sheila O’Brien

SECTION 4 – OTHER INFORMATION

4.1

Indebtedness of Directors and Executive Officers

As at December 16, 2008, no amount was owed to the Corporation by any of the current directors and executive officers, and former directors and executive officers of the Corporation, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2008.

4.2

Statement of Corporate Governance Practices

The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators ("CSA") (the "CSA Standards").

In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. For example, the Board recently updated the Corporation’s Insider Trading Policy to include a prohibition against monetizing transactions and other hedging procedures by all insiders of the Corporation, including directors, that reduces the exposure related to such insiders’ equity holdings. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule "A" to this Circular.

4.3

Directors’ and Officers’ Liability Insurance

The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability that may be incurred by them in these capacities. The current policy limit is US$85,000,000 on an annual basis. Such insurance is subject to a general deductible of US$250,000 per loss (except in respect of securities-related claims, in which cases the deductible is US$500,000), as well as specific exclusions that are usually contained in policies of this nature. The total annual premium paid during the financial year ended October 5, 2008 in respect of this policy was US$1,052,088. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

4.4

Additional Information

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis ("MD&A") filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at Tour KPMG, 600 de Maisonneuve boulevard West, 33rd floor, Montreal, Québec H3A 3J2 or at www.sedar.com or www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

4.5

Shareholder Proposals for 2010 Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 18, 2009.

4.6

Approval of Management Proxy Circular

The contents and the sending of this Circular have been approved by the Board of Directors.

Dated at Montreal, Québec, Canada, December 16, 2008.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In January 2004, the Canadian Securities Administrators (the “CSAs”) adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules. Reference is made to the section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 18, 2008, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

In 2005, the CSAs also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Corporation believes that its corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

The Corporation has also disclosed, where applicable in the following table, a comparison with requirements of the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”).

The Corporation is dedicated to amending its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices.

Please also refer to the Corporate Governance Guidelines of the Corporation available on its website at www.gildan.com.

Required Disclosure Under the CSA Disclosure Instrument			Corporate Governance Practices at the Corporation

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.

Independence – Of the current seven (7) members of  the board of directors of the Corporation (the “Board”  or the “Board of Directors”), six (6) directors are  “independent” within the meaning of the CSA  Disclosure Instrument. They are Ms. Sheila O’Brien  and Messrs. Robert M. Baylis, William D. Anderson,  Pierre Robitaille, Richard P. Strubel and Gonzalo F.  Valdes-Fauli. The independence of directors is  determined based on the results of independence  questionnaires completed by each director annually, as  well as other factual circumstances reviewed on an  ongoing basis.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

One (1) of the directors, Mr. Glenn J. Chamandy, is the  President and Chief Executive Officer of the  Corporation and therefore does not qualify as  “independent” within the meaning of the CSA  Disclosure Instrument.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

Under the NYSE Standards, a majority of the board members should qualify as “independent directors”.		The Board has determined that the six (6) current independent directors qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.

(c)

Disclose whether or not a majority of directors  are independent. If a majority of directors are not independent, describe what the board of  directors does to facilitate its exercise of  independent judgement in carrying out its responsibilities.

Majority of Independent Directors – Six (6) of our seven (7) current directors and director nominees are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside Directorships – The directorships of all director nominees are described under Section 2.1.2 entitled “Nominees” in this Circular.

No Interlocking Relationships – None of the director nominees has served together as directors on any outside boards during the Corporation’s most recently completed financial year.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In Camera Sessions (Board Meetings) – The independent Board members meet at each quarterly and special Board meeting without management under the chairmanship of the independent Chairman of the Board. Eight (8) in camera sessions were held since the beginning of the Corporation’s most recently completed financial year.

In Camera Sessions (Committee Meetings) – The members of the Audit and Finance Committee, who are all independent, also meet at each quarterly and special committee meeting without management present. Four (4) in camera sessions were held since the beginning of the Corporation’s most recently completed financial year.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

The Corporate Governance Committee and the Compensation and Human Resources Committee have adopted a practice to schedule in camera sessions at each quarterly and special committee meeting. The Corporate Governance Committee and the Compensation and Human Resources Committee each held four (4) in camera sessions since the beginning of the Corporation’s most recently completed financial year.

Under the NYSE Standards, non-management directors are required to meet regularly without management.		Same as above.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Independent Chair of the Board – Robert M. Baylis is the Chairman of the Board of the Corporation. Mr. Baylis is independent within the meaning of the CSA Disclosure Instrument. Pursuant to the mandate of the Chairman of the Board, Mr. Baylis is generally responsible for overseeing the Board in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Record of Attendance – The record of attendance of each director to Board and committee meetings is set forth under Section 2.1.2 entitled “Nominees” in this Circular.

In fiscal 2008, all directors had perfect attendance records for the meetings of the Board and the committees on which they sit, with the exception of one director who was unavailable to attend the regularly scheduled third quarter meetings of the Board and the committees. In addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

2.	Board Mandate — Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

Mandate of the Board – The Board has adopted a formal Board mandate, which is attached hereto as Schedule “B”.

The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance.

Work Plan – The Board has also developed a work plan that lists and allocates to particular meetings the duties deriving from the Board’s mandate, allowing the Board to plan and monitor the fulfilment of its mandate.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Mandate of the Chairman of the Board – The Board has adopted formal mandates for the Chairman of the Board and Board committee chairs. The mandate of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its committees to promote efficient decision-making. The Chairman of  the Board also acts as a liaison between the Board and management, which involves working with the Chief Executive Officer (the “CEO”) and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.

Mandate of Committee Chairs – The mandates of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Mandate of the Chief Executive Officer – The Board has adopted a formal mandate for the CEO.

The Board expects the CEO and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all senior officers of the Corporation and approves all material transactions.

The Compensation and Human Resources Committee, together with the Chairman of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the CEO’s performance in light of such goals and objectives and establish the CEO’s compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

4.	Orientation and Continuing Education

Orientation Program – The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors.

New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the CEO and other senior executives to discuss these matters.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing Education – The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. To facilitate ongoing education of the Corporation’s directors, the committee will periodically canvass the directors to determine their training and education needs and interests and arrange trips to various facilities and operations. In May 2008, all of the Board members toured the Corporation’s manufacturing complex in the Dominican Republic. The committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Corporation provides to each director up to US$3,000 per year to cover expenses associated with attendance at such sessions.

In addition, senior management makes regular presentations to the Board and its committees to educate them and kept them informed of developments within the Corporation’s main areas of business and operations, as well as on legal, regulatory and industry developments.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

5.	Ethical Business Conduct

	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		Code of Ethics – The Corporation adopted a Code of Ethics and Business Conduct in November 2002 (the "Code of Ethics").

		(i)	disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

		(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired.

In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has ever been required or filed with respect to a departure from the Code of Ethics.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Process for Dealing with Conflicts of Interest – In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director to leave the room during any discussion concerning such matter.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Reporting Process – In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Reporting Employee Concerns of Questionable Acts Policy and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non- employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof. See the Corporation’s website at www.gildan.com.

Communication with the Board – In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Corporation’s head office at 600 de Maisonneuve West, Montreal, Québec, Canada, H3A 3J2, or by e-mail at corporate.governance@gildan.com.

6.	Nomination of Directors

	(a)	Describe the process by which the board identifies new candidates for board nomination.

Director Selection – The Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The committee uses a skills matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories, such as enterprise leadership, board experience and industry knowledge. The matrix is reviewed annually by the committee to reflect its assessment of the Board’s current needs and the Corporation’s strategic priorities. The matrix helps the committee identify any skills gaps and assists the committee in its search for new candidates.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

Once the committee identifies candidates qualified to become Board members, the committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

Retirement Policy – In addition, the Board has adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Composition of the Corporate Governance Committee – The Corporate Governance Committee is currently composed of four (4) directors, all of whom are "independent" within the meaning of the CSA Disclosure Instrument. The members of the committee are Mr. Robert M. Baylis (Chairman), Ms. Sheila O’Brien, Mr. Pierre Robitaille and Mr. Gonzalo F. Valdes-Fauli.

Under the NYSE Standards, the nominating / corporate governance committee should be composed solely of "independent directors" and should have its own charter.	The Board has determined that the members of the Corporate Governance Committee qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Responsibilities of the Corporate Governance Committee – The Board has adopted a formal mandate for the Corporate Governance Committee, which is available on the Corporation’s website at www.gildan.com.

The mandate of the Corporate Governance Committee provides that the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members.

Work Plan – The Corporate Governance Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the committee’s mandate, allowing the committee to plan and monitor the fulfilment of its mandate.

7.	Compensation

	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation Determination Process – The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See Section 3.1 entitled "Remuneration of Directors" in this Circular for information about the compensation received by outside directors and Section 3.2 entitled "Compensation of Executive Officers" for information about the compensation received by Named Executive Officers.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Composition of the Compensation and Human Resources Committee – All members of the Corporate Governance and Compensation and Human Resources Committees are "independent" within the meaning of the CSA Disclosure Instrument. The members of the Compensation and Human Resources Committee are Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson.

Under the NYSE Standards, the compensation committee should be composed solely of "independent directors" and should have its own charter.		The Board has determined that the members of the Compensation and Human Resources Committee are "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Responsibilities of the Compensation and Human Resources Committee – The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com.

The mandate of the Compensation and Human Resources Committee provides that the committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. Hence, the committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s officers, including recommending their compensation. In collaboration with the Chairman of the Board, the committee also reviews the CEO’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee must oversee the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence.

Work Plan – The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the committee’s mandate, allowing the committee to plan and monitor the fulfilment of its mandate.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Responsibilities of the Corporate Governance Committee – The Board has adopted a formal mandate for the Corporate Governance Committee, which is available on the Corporation’s website at www.gildan.com.

The mandate of the Corporate Governance Committee provides that the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members.

Work Plan – The Corporate Governance Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the committee’s mandate, allowing the committee to plan and monitor the fulfilment of its mandate.

7.	Compensation

	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation Determination Process – The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See Section 3.1 entitled "Remuneration of Directors" in this Circular for information about the compensation received by outside directors and Section 3.2 entitled "Compensation of Executive Officers" for information about the compensation received by Named Executive Officers.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Composition of the Compensation and Human Resources Committee – All members of the Corporate Governance and Compensation and Human Resources Committees are "independent" within the meaning of the CSA Disclosure Instrument. The members of the Compensation and Human Resources Committee are Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson.

Under the NYSE Standards, the compensation committee should be composed solely of "independent directors" and should have its own charter.		The Board has determined that the members of the Compensation and Human Resources Committee are "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Responsibilities of the Compensation and Human Resources Committee – The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com.

The mandate of the Compensation and Human Resources Committee provides that the committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. Hence, the committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s officers, including recommending their compensation. In collaboration with the Chairman of the Board, the committee also reviews the CEO’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee must oversee the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence.

Work Plan – The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the committee’s mandate, allowing the committee to plan and monitor the fulfilment of its mandate.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation Consultant – During fiscal 2008, the committee retained the services of Mercer (Canada) Inc. ("Mercer") to provide advice on the competitiveness and appropriateness of compensation programs for the CEO, top executive officers and directors, as required. In addition, the Corporation retained Mercer in fiscal 2008 to review and advise on various compensation matters. Fees paid to Mercer are disclosed in the Circular in Section 3.2.1.2 entitled "Compensation Consultant".

The mandate of the Compensation and Human Resources Committee requires that all services provided to the Corporation by Mercer (or any other independent firm retained by the Committee) must be pre-approved by the Committee.

8.	Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committees of the Board are the Corporate Governance Committee, the Audit and Finance Committee and the Compensation and Human Resources Committee.

Each committee of the Board is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. In addition, the Board has determined that all such committees are composed entirely of "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

9.

Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Assessment Process – On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Corporate Governance Committee. The Corporate Governance Committee chair then presents to the Board the committee’s findings and its recommendations to enhance performance and effectiveness.

In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.

This year, the Corporate Governance Committee requested that the CEO interview each of the Corporation’s senior executives to obtain their views on their interaction with the Board and presented the results of such interviews to the committee at its next regularly scheduled meeting.

The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters.

Audit and Finance Committee – The Audit and Finance Committee consists of four (4) directors, namely Messrs. Pierre Robitaille (Chairman), Richard P. Strubel, Gonzalo F. Valdes-Fauli and William D. Anderson.

The Board has determined that all members of the Audit and Finance Committee are "independent" and "financially literate" within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

Mandate of the Committee – The Board has adopted a formal mandate for the Audit and Finance Committee, which is attached hereto as Schedule "D". The mandate describes explicitly the role and oversight responsibilities of the Audit and Finance Committee.

Work Plan – The Audit and Finance Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the Committee’s mandate, allowing the Board to plan and monitor the fulfilment of its mandate.

For more information regarding the Audit and Finance Committee, please refer to the section entitled "Audit Committee Disclosure" of the Annual Information Form of the Corporation dated December 18, 2008, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

* * * * * * *

SCHEDULE "B"

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.

Membership and Quorum

The Board is composed of a minimum of five (5) and a maximum of ten (10) members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.

Frequency of Meetings

●

at least four (4) times a year and as necessary.

3.

Mandate

The responsibilities of the Board include the following:

(a)

With respect to strategic planning

●

approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

●

approving and monitoring the implementation of the Corporation’s annual business plan;

●

advising management on strategic issues.

(b)

With respect to human resources and performance assessment

●

choosing the Chief Executive Officer ("CEO") and approving the appointment of other senior officers of the Corporation;

●

approving the CEO’s corporate objectives;

●

monitoring and assessing the performance of the CEO and of the other senior officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

●

overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Corporation;

●

overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

●

monitoring management and Board succession planning process;

●

monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

●

approving the list of Board nominees for election by shareholders.

(c)

With respect to financial matters and internal control

●

monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

●

overseeing the external auditors’ independence and qualifications;

●

reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States;

●

overseeing the performance of the Corporation’s internal audit functions;

●

approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

●

reviewing the Corporation’s plans for the purchase of cotton;

●

determining dividend policies and procedures;

●

overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

●

monitoring the Corporation’s internal control and management information;

●

monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

●

reviewing at least annually the Corporation’s disclosure policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)

With respect to corporate governance matters

●

taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

●

reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

●

reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

●

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the "Code"), and such other policies as may be approved by the Board from time to time (the "Policies"), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver;

●

overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

●

adopting and reviewing orientation and continuing education programs for directors.

(e)

With respect to environmental and social responsibility practices

●

monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.

Method of Operation

●

meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every second year to review the Corporation’s long-term strategic plan;

●

the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

●

independent directors meet periodically without management and other non-independent directors present, under the oversight of the Chairman of the Board;

●

the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

* * * * * * *

SCHEDULE "C"

MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the "Canadian Corporate Governance Standards"), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the "U.S. Corporate Governance Standards"), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the "Audit Committee") shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.

Membership and Quorum

●

a minimum of three (3) directors;

●

only "independent" (as contemplated by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

●

each member must be "financially literate" (as contemplated by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards), as determined by the Board;

●

at least one member must be an "audit committee financial expert" (as contemplated by the U.S. Corporate Governance Standards), as determined by the Board;

●

members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be "independent" as determined in the manner set forth above;

●

quorum of majority of members.

2.

Frequency and Timing of Meetings

●

normally contemporaneously with the Corporation’s Board meetings;

●

at least four (4) times a year and as necessary.

3.

Mandate

The responsibilities of the Audit Committee include the following:

(1)

Overseeing financial reporting

●

monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

●

reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

●

reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

●

reviewing, with management and external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States;

●

reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors, rating agencies and other stakeholders;

●

reviewing, with management, that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

●

reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

●

reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

●

reviewing the external auditors’ quarterly review engagement report;

●

overseeing the procedures to review management certifications filed with applicable securities regulators;

●

reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

●

overseeing the procedures to monitor the public disclosure of information by the Corporation;

●

reviewing at least annually the Corporation’s disclosure policy;

●

reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(2)

Monitoring risk management and internal controls

●

receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting;

●

reviewing insurance coverage (annually and as may otherwise be appropriate);

●

overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

●

reviewing policies and their parameters regarding such items as interest rate, foreign exchange risks, commodity purchases and any similar transactions where the Corporation enters into derivatives contracts;

●

assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements;

●

overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

●

requesting the performance of any specific audit, as required.

(3)

Monitoring internal auditors

●

ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

●

overseeing the access by internal auditors to all levels of management in order to carry out their duties;

●

regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

●

approving the appointment and termination of the Corporation’s chief internal auditor;

●

ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(4)

Monitoring external auditors

●

recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

●

overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

●

overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

●

directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

●

reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

●

reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

●

reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

●

overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.

(5)

Reviewing financings

●

reviewing the adequacy of the Corporation’s financing, including terms and conditions of all new material financing arrangements.

(6)

Evaluating the performance of the Audit Committee

●

overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will, at all times, have a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee also meets separately with management at least once a quarter, and more frequently as required.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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SCHEDULE "D"

EQUITY INCENTIVE PLAN

The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended among others, to allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs, to officers and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

A total of 6,000,316 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the "Total Reserve"). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 16, 2008, the Total Reserve represents 5.0% of the issued and outstanding Common Shares of the Corporation.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten (10) years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Corporation during which directors, officers and certain employees cannot trade the securities of the Corporation) or within ten (10) days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten (10) business days. As at December 16, 2008, an aggregate of 1,098,381 Options are outstanding, representing 0.9% of the issued and outstanding Common Shares of the Corporation.

Treasury RSUs

Treasury RSUs represent the right of an individual to whom a grant of such unit is made to receive one Common Share on the vesting date. At the end of the vesting period, which is a maximum of ten (10) years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. To date, no Treasury RSUs have been issued with vesting periods of less than five (5) years. As at December 16, 2008, an aggregate of 946,002 Treasury RSUs are outstanding, representing 0.8% of the issued and outstanding Common Shares of the Corporation.

Non-Treasury RSUs

Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three (3) years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market or pay to the Non-Treasury RSU holder an amount in cash equal to the average of the closing prices of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 16, 2008, an aggregate of 199,487 Non-Treasury RSUs are outstanding.

Other LTIP Features

The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one (1) year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.

The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives (2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives (2)	Portion Not Subject to Performance Objectives
Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1) Or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent.

(2) This portion of an award will expire on the vesting date if the performance objectives have not been attained.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)

an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)

an amendment to postpone the expiry date of an Option or a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)

any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)

suspending or terminating the LTIP.

Shareholder approval is required for certain other amendments, such as:

(i)

an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the Plan;

(ii)

an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)

an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)

a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)

an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

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